                    SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                        6,540,670 SHARES OF COMMON STOCK
                                       OF

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                                       AT
                              $24.50 NET PER SHARE
                                       BY

                             CE ELECTRIC (NY), INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                            CALENERGY COMPANY, INC.

-------------------------------------------------------------------------------
       THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 14, 1997, UNLESS THE
                               OFFER IS EXTENDED.
-------------------------------------------------------------------------------

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 9.9% OF THE SHARES OUTSTANDING. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE.

         THE OFFER IS NOT CONDITIONED UPON THE PURCHASER OBTAINING FINANCING.

                              --------------------

                                   IMPORTANT

         Any shareholder desiring to tender all or any portion of his Shares should either (1) complete and sign the enclosed Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in Section 4 of the Offer to Purchase dated July 18, 1997 or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

         A shareholder who desires to accept the Offer and tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 of the Offer to Purchase dated July 18, 1997.

         Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase dated July 18, 1997, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                     The Dealer Managers for the Offer are:

LEHMAN BROTHERS                                      CREDIT SUISSE FIRST BOSTON

August 7, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION ............................................................

1.  Company's Board of Directors Rejects Offer and Grants
    Severance Benefits to Management in Response to Offer ...............

2.  The Offer; The Proposed Merger ......................................

3.  Financing of the Proposed Merger or the Subsequent Offer ............

4.  Subsequent Regulatory Approvals in Connection with a
    Merger ..............................................................

5.  Certain Legal Matters ...............................................

6.  Request for Shareholder Lists .......................................

7.  Saranac Partners ....................................................

8.  Proposed Reincorporation of CalEnergy to New York ...................

9.  Miscellaneous .......................................................

TO ALL HOLDERS OF SHARES OF COMMON STOCK OF NEW YORK STATE
  ELECTRIC & GAS CORPORATION:

                                 INTRODUCTION

         The following information amends and supplements the Offer to Purchase dated July 18, 1997 (the OOffer to PurchaseO) of CE Electric (NY), Inc., a New York corporation (the OPurchaserO) and wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation (OCalEnergyO), pursuant to which the Purchaser is offering to purchase 6,540,670 shares (OSharesO) of common stock, par value $6.66 2/3 per share (OCommon StockO), of New York State Electric & Gas Corporation, a New York corporation (the OCompanyO), at $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the OOfferO).

         Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 9.9% OF THE SHARES OUTSTANDING. The waiting period with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired as of 12:00 midnight, New York City time on August 1, 1997.

         1. COMPANY'S BOARD OF DIRECTORS REJECTS OFFER AND GRANTS SEVERANCE BENEFITS TO MANAGEMENT IN RESPONSE TO OFFER. On July 30, 1997, the Company announced that its Board of Directors had recommended that the holders of Shares reject the Offer. At the same time, the Company's Board of Directors awarded members of management a variety of benefits, including severance and tax gross-up provisions. The actions taken by the Company's Board included the following: (i) approval of amendments to existing severance agreements which increase severance for executive officers and vice presidents, as well as covenants to make additional payments to these officers for federal excise taxes imposed on any payments; (ii) approval of amendments to these agreements (including the employment agreement of Mr. Wesley W. von Schack, the Chairman, President and Chief Executive Officer of the Company) which allow the officers to resign solely as a result of alterations in duties which are attributable to the Company no longer being a public company; (iii) adoption of a new Retention Program setting aside severance to other employees not covered by these agreements; (iv) approval of a reduction in the scope of Mr. von Schack's post-employment noncompetition covenant so that it will apply only to competitors in Maryland, New Jersey, New York, and Pennsylvania; (v) approval of amendments to the Company's existing severance trust to require immediate funding of all of the increased severance benefits and the Retention Program;
(vi) approval of the immediate funding of this trust and a directors' trust with more than $52 million for payment of severance, retention and other benefits; and (vii) approval of amendments to the definition of "change in control" in all the above-referenced arrangements to include any change in a majority of the Board that results from a proxy contest.

         2. THE OFFER; THE PROPOSED MERGER. The purpose of the Offer is to enable the Purchaser to acquire that number of Shares which, together with Shares currently beneficially owned by the Purchaser and its affiliates, will represent 9.9% of the total number of Shares outstanding. In order for the Purchaser to acquire more than 9.9% of the outstanding Shares, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the Public Service Commission of the State of New York, the Pennsylvania Public Utility Commission, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. See Sections 11 and 15 of the Offer to Purchase and Section 4 of this Supplement.

         Following completion of the Offer, the Purchaser believes it would be the single largest shareholder of the Company. If the Company were to propose a transaction requiring a vote of shareholders following completion of the Offer and if CalEnergy and the Purchaser were to oppose such a transaction, the likelihood of obtaining shareholder approval of such a transaction would be diminished. If the Purchaser were to own 9.9% of the Common Stock and to oppose a measure requiring the approval of 66 2/3% of the outstanding Common Stock, that approval would require the assent of approximately 74% of the Common Stock not owned by the Purchaser.

         3. FINANCING OF THE PROPOSED MERGER OR THE SUBSEQUENT OFFER. On August 6, 1997, CalEnergy announced that it had executed fully underwritten financing commitments for a consensual merger in which each outstanding Share would be exchanged for $27.50 in cash (the "Proposed Merger") or for a Subsequent Offer and any related consensual merger (at a price up to $27.50 per Share in cash) (the "Subsequent Merger") that may be consummated subsequent to the pending Offer.

         The Purchaser estimates that the total amount of funds required to purchase the Shares in the Offer will be approximately $165 million. The Purchaser will obtain such funds through a capital contribution by CalEnergy from CalEnergy's available cash.

         The Purchaser estimates that, following consummation of the Offer, funds in an aggregate amount of approximately $1.7 billion would be required to purchase the Shares in the Proposed Merger or in the Subsequent Offer and the Subsequent Merger at a cash price of $27.50 per Share. This estimate is based on the number of Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997. The Purchaser expects to obtain such funds through various borrowings by the Purchaser from financial institutions (as described below) and through capital contributions to the Purchaser by CalEnergy. CalEnergy presently expects that the source of funds for its capital contributions to the Purchaser will include the proceeds of the Offerings (as defined below), various borrowings by CalEnergy (including borrowings under the credit facilities described below) and CalEnergy's corporate funds. CalEnergy presently plans, subject to market conditions, to issue certain equity, equity-related and debt securities in public and/or private offerings (the "Offerings") on a prompt basis, the equity and equity-related component of which is not currently expected to exceed approximately $550 million.

         The Purchaser Credit Facilities. CalEnergy and the Purchaser have entered into a senior bank financing commitment letter agreement with Credit Suisse First Boston (the "CSFB Commitment Agreement") providing for a binding commitment by CSFB to provide up to $1 billion under a term loan and revolving credit facility to the Purchaser in connection with consummating the Proposed Merger or such a Subsequent Offer and the Subsequent Merger, to provide for the payment of transaction expenses and to provide working capital for the Purchaser and the Company.

         The CSFB Commitment Agreement contemplates (i) a 5-year term loan facility of up to $650 million (the "Term Loan Facility"); and (ii) a 5-year revolving credit facility of up to $350 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Purchaser Credit Facilities").

         The proceeds of the Purchaser Credit Facilities shall be used to (i) finance the acquisition of Shares pursuant to the Proposed Merger or the Subsequent Offer and the Subsequent Merger at a price of up to $27.50 per Share; (ii) refinance existing indebtedness of the Company after giving effect to the Proposed Merger or the Subsequent Merger; (iii) pay related fees and expenses in connection with the Proposed Merger or the Subsequent Offer and the Subsequent Merger; and (iv) provide for the working capital and general corporate needs of the Purchaser, the Company and their subsidiaries.

         The Purchaser Credit Facilities will be secured by (i) the capital stock of the Purchaser; (ii) the Shares owned by the Purchaser or any of its affiliates; and (iii) certain other properties and assets of the Purchaser.

         Interest on loans borrowed under the Purchaser Credit Facilities will be payable, at the election of the borrowers, at either a Base Rate (the higher of CSFB's announced prime commercial lending rate or the daily federal funds rate plus 0.50%) or Eurodollar Rate (the rate for U.S. Dollar deposits as reported by the British

Bankers' Association as adjusted for applicable reserves), plus interest margins determined according to a ratings grid based on the Purchaser's senior unsecured debt rating.

         CSFB's commitment under the Purchaser Credit Facilities will terminate on (x) October 15, 1997 unless definitive credit documentation mutually acceptable to the parties has been executed and delivered, and (y) December 31, 1998, unless the initial borrowing thereunder has occurred on or prior to such date.

         The obligations of CSFB under the CSFB Commitment Agreement are subject, among other things, to the following conditions: (i) the preparation, execution and delivery of mutually acceptable loan documentation; (ii) the absence of certain material adverse changes; (iii) CSFB's reasonable satisfaction with its due diligence with respect to the Proposed Merger or the Subsequent Offer and the Subsequent Merger; (iv) not less than 66-2/3% of the Shares being owned by the Purchaser or having been tendered and not withdrawn pursuant to the Subsequent Offer; and (v) execution of satisfactory documentation providing for the Proposed Merger or the Subsequent Offer and the Subsequent Merger.

         The definitive documentation relating to the Purchaser Credit Facilities will contain representations, warranties, covenants, events of default and conditions customary for transactions of this size and type. CalEnergy has agreed to pay certain fees to CSFB with respect to the Purchaser Credit Facilities which, in the aggregate, are not material to the transactions described herein.

         The Amended and Restated $250 Million Credit Facility. CalEnergy has entered into a senior bank financing commitment letter agreement with CSFB and Lehman Commercial Paper, Inc. ("Lehman") providing binding commitments to amend and restate its existing $100 million revolving credit facility to provide for an unsecured revolving loan and standby letter of credit facility in the aggregate amount of $250 million (the "$250 Million Credit Facility").

         The term of the $250 Million Credit Facility will be three years, extendible on the second and third anniversaries of the closing for a period of one year, at CalEnergy's request with the consent of the lending banks.

         Loans under the $250 Million Credit Facility will bear interest, at CalEnergy's election, at either (i) a Base Rate equal to the higher of the rate announced from time to time by CSFB as its prime commercial lending rate or the daily federal funds rate plus .50%, or (ii) a Eurodollar Rate (the rate for U.S. Dollar deposits as reported by the British Bankers' Association as adjusted for applicable reserves), plus, in each case, an interest margin based on the credit rating of CalEnergy's senior unsecured long-term debt.

         The commitment to provide the $250 Million Credit Facility is subject to customary conditions for a facility of this size and type, including without limitation, (a) the preparation, execution and delivery of mutually acceptable loan and credit documentation; and (b) the absence of any material adverse change in the business, assets, operations, properties, prospects or condition (financial or otherwise) of CalEnergy and its subsidiaries, taken as a whole, since December 31, 1996. The commitment will terminate on October 15, 1997 unless definitive credit documentation mutually acceptable to the parties has been executed and delivered.

         The definitive documentation relating to the $250 Million Credit Facility will contain representations, warranties, covenants (including, without limitation, restrictions on the use of net cash proceeds from asset dispositions, limitations on the incurrence of debt and restrictions on acquisitions), events of default and conditions customary for transactions of this size and type. CalEnergy has agreed to pay certain fees to CSFB and Lehman with respect to the $250 Million Credit Facility which, in the aggregate, are not material to the transactions described herein.

         The New $150 Million Credit Facility. CalEnergy has entered into a senior bank financing commitment letter agreement with CSFB and Lehman providing a binding commitment for an unsecured revolving credit facility in the aggregate amount of $150 million (the "$150 Million Credit Facility").

         The term of the $150 Million Credit Facility will be three years, extendible on the second and third anniversaries of the closing for a period of one year, at CalEnergy's request with the consent of the lending banks.

         Interest on loans under the $150 Million Credit Facility will be payable at spreads which vary depending on CalEnergy's senior unsecured long-term debt ratings. The spreads vary from 0.75% to 2.25% above Eurodollar Rate (the rate for U.S. Dollar deposits as reported by the British Bankers' Association as adjusted for applicable reserves) or from 0.00% to 1.00% above Base Rate (the higher of CSFB's announced prime commercial lending rate or the daily federal funds rate plus 0.50%). CalEnergy may elect to incur loans at either Eurodollar Rate or Base Rate.

         The commitment to provide the $150 Million Credit Facility is subject to customary conditions for a facility of this size and type, and conditions to be agreed upon, if applicable, including without limitation, (a) the preparation, execution and delivery of mutually acceptable loan and credit documentation; and (b) the absence of any material adverse change in the business, assets, operations, properties, prospects or condition (financial or otherwise) of CalEnergy and its subsidiaries, taken as a whole, since December 31, 1996. The commitment will terminate on August 5, 1998, unless definitive credit documentation mutually acceptable to the parties has been executed and delivered.

         The definitive documentation relating to the $150 Million Credit Facility will contain representations, warranties, covenants (including, without limitation, restrictions on the use of net cash proceeds from asset dispositions, limitations on the incurrence of debt and restrictions on acquisitions), events of default and conditions customary for transactions of this size and type. CalEnergy has agreed to pay certain fees to CSFB and Lehman with respect to the $150 Million Credit Facility which, in the aggregate, are not material to the transactions described herein.

         The Bridge Facility. CalEnergy presently plans, subject to market conditions, to effect the Offerings on a prompt basis. To the extent that the net proceeds of the Offerings result in less than $500 million of net proceeds to CalEnergy, CalEnergy would then require bridge loan financing. In order to provide for such bridge financing, if required, CalEnergy has entered into a fully underwritten bridge loan financing commitment letter agreement with CSFB and LB I Group Inc. ("LBI") providing for a binding commitment by CSFB and LBI to provide an unsecured bridge loan facility for an amount of up to $500,000,000, less the amount of net proceeds, if any, raised in Offerings (the "Bridge Facility").

         The commitment shall terminate 364 days after the execution of the Bridge Facility commitment letter agreement unless the lenders shall have extended the term in writing. Interest on the bridge loans, if any, borrowed under the Bridge Facility would be payable at a rate per annum equal to the 3 Month Adjusted LIBOR (LIBOR plus statutory reserves) plus the "Applicable Spread". If the Bridge Facility were to be funded, then the Applicable Spread would initially be 600 basis points and would increase by 100 basis points at the end of the six month period following the funding of the Bridge Facility, if applicable, and by an additional 50 basis points at the end of each three month period thereafter, if applicable, until maturity, subject to certain limitations. In the event that the LIBOR rate cannot be determined or a LIBOR rate loan may not be lawfully maintained by a lender, then interest shall accrue at the Base Rate (the higher of CSFB's announced prime commercial lending rate less 200 basis points and the federal funds effective rate plus 50 basis points) plus the Applicable Spread.

         If the Bridge Facility were to be funded, then the bridge loans would mature 364 days thereafter.

         CSFB's and LBI's commitment to provide the Bridge Facility is subject to certain customary conditions including (i) the execution of satisfactory documentation providing for the Proposed Merger or the Subsequent Offer and the Subsequent Merger; (ii) not less than 66-2/3% of the Shares being owned by the Purchaser or having been tendered and not withdrawn pursuant to the Subsequent Offer; (iii) the absence of any material adverse change in the business, assets, operations, properties, prospects or condition (financial or otherwise) of CalEnergy and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, since December 31, 1996; and (iv) mutually satisfactory definitive documentation being executed. The definitive documentation relating to the Bridge Facility is expected to contain representations, warranties, covenants, events of default and conditions customary for transactions of this size and type. CalEnergy has agreed to pay certain fees to CSFB and LBI with respect to the Bridge Facility which, in the aggregate, are not material to the transactions described herein.

         Miscellaneous. The foregoing description of each of the Bridge Facility commitment letter agreement, the $150 Million Credit Facility commitment letter agreement, the $250 Million Credit Facility commitment letter agreement and the CSFB Commitment Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit to CalEnergy's Current Report on Form 8-K dated August 6, 1997 filed with the Commission, copies of which may be obtained from the offices of the Commission in the manner set forth in
Section 8 of the Offer to Purchaser.

         4. SUBSEQUENT REGULATORY APPROVALS IN CONNECTION WITH A MERGER. Following consummation of the Offer, the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of the Common Stock and the merger of the Company into the Purchaser in accordance with the Proposed Merger or the Subsequent Offer and the Subsequent Merger (collectively referred to as the "Merger") and, after receiving such approvals, to acquire all of the outstanding Shares it does not then own. See Section 11 of the Offer to Purchase. The regulatory approvals that would be needed for the Merger are described below.

         New York Public Service Commission. Approval of the New York Public Service Commission ("PSC") will be required under Sections 69 and 70 of the New York Public Service Law ("PSL") for the Merger. The applicable standard applied by the PSC under each section is whether the Merger will be in the public interest. In making this determination, CalEnergy and the Purchaser believe the PSC will consider the impact of the Merger on rates, competition and quality of service. The Purchaser presently expects that it will file an application addressing each of these factors in August.

         Pennsylvania Public Utility Commission. The Company holds a certificate of public convenience and necessity from the Pennsylvania Public Utility Commission ("Pennsylvania PUC") for the Homer City generation facility that the Company owns jointly with Pennsylvania Electric Company. As a consequence, the Purchaser will file an application requesting that the Merger be approved by the Pennsylvania PUC as being in the public interest under
Section 1102 of the Pennsylvania Consolidated Statutes (66 Pa. Cons. Stat. ss. 1102 (1996)). The Purchaser presently expects that it will file an application addressing this standard.

         Federal Power Act. The Federal Energy Regulatory Commission ("FERC") has determined that its approval is required under Section 203 of the Federal Power Act ("FPA") before any person can acquire a controlling interest in a public utility. Therefore FERC's approval will be required before the Purchaser can, after consummation of the Offer, acquire the remaining shares of the Common Stock of the Company or merge the Company into the Purchaser. Under
Section 203 of the FPA, FERC must approve a proposed merger if it finds that it will be consistent with the public interest. In making this determination, FERC is expected to consider the effect of the Merger on: (1) competition; (2) rates; and (3) regulation. The Purchaser will file an application addressing each of these factors.

         Atomic Energy Act. NYSEG holds a possession-only interest in the operating license from the Nuclear Regulatory Commission ("NRC") for the Nine Mile Point 2 nuclear plant. Niagara Mohawk Power Corporation holds the NRC license to operate the plant. CalEnergy will be required under the pertinent provision of the Atomic Energy Act of 1954, 42 U.S.C. ss. 2234, to obtain the approval of the NRC for the transfer of control over NYSEG's possession-only license. As the statute has been implemented by the NRC in its regulations, 10 CFR ss. 50.80, CalEnergy must demonstrate that it is not owned, controlled or dominated by foreign interests, that it possesses the requisite technical and financial qualifications to hold the license and that the transfer does not raise any considerations inconsistent with the antitrust laws. A conforming license amendment reflecting the transfer of control may also be issued by the NRC. CalEnergy will file with the NRC an application for approval of the proposed transaction, addressing each of the factors identified above.

         General. CalEnergy and the Purchaser expect that the foregoing approval processes should take from 6 to 12 months, although there can be no assurance these regulatory approvals will be obtained successfully or within that time frame.

         Others. Based upon an examination of publicly available information with respect to the Company, the Purchaser is not aware of any other regulatory approval that would be required prior to the acquisition of the remaining outstanding shares of the Common Stock. However, there may be a requirement to obtain approvals of the transfer of various licenses, franchises or other permits. The Purchaser anticipates that such approvals should be granted in the ordinary course of business. The Purchaser presently intends to take such actions with respect to any additional approvals that may be needed as will enable it to acquire the remaining outstanding shares of the Common Stock subsequent to the completion of the Offer. In addition, subsequent to completion of the Offer and prior to acquiring additional Shares of the Company, CalEnergy expects to dispose of a portion of its current interests in certain independent generating plants that are qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978 in order to preserve the QF status of such facilities. Any such dispositions are not expected to have a material adverse effect on CalEnergy's consolidated financial condition.

         5. CERTAIN LEGAL MATTERS.

         Litigation Initiated by the Company. On July 30, 1997, the Company commenced an action against CalEnergy and the Purchaser in the United States District Court for the Southern District of New York. On August 1, 1997, the Company filed an amended complaint in this action. The action seeks preliminary and permanent injunctive relief against the Offer on the grounds, among other things, that CalEnergy has allegedly breached a confidentiality agreement dated May 6, 1997 between the Company and CalEnergy relating to a potential gas pipeline extension opportunity which the Company's amended complaint characterizes as a gas joint venture (the "Confidentiality Agreement") and that the Offer materials contain allegedly misleading and inadequate disclosures, thereby allegedly violating the federal securities laws. In addition, the action seeks an order divesting any and all securities of the Company acquired by CalEnergy and its affiliates while in possession of such alleged confidential information.

         More particularly, with respect to the alleged breach of the Confidentiality Agreement by CalEnergy, the amended complaint asserts that, in determining to embark on its plan to acquire the Company, CalEnergy improperly used allegedly confidential information provided to it by the Company in the spring of 1997 in connection with the negotiation of a potential gas joint venture between the Company and CalEnergy and that this alleged improper use of the Company's confidential information violates the terms of the Confidentiality Agreement. As a result, the amended complaint asserts that CalEnergy has breached the Confidentiality Agreement, and the Offer and CalEnergy's takeover plan are the unlawful products of the breach. The amended complaint also asserts that by pursuing the acquisition of the Company and improperly using the allegedly confidential information, CalEnergy has allegedly breached a purported fiduciary duty owed to the Company arising from their consideration of the gas joint venture.

         With respect to alleged disclosure violations, the amended complaint asserts that the Offer is being made on the basis of inadequate and misleading disclosures in violation of Sections 14(d) and (e) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. It is alleged that these purported inadequate and misleading disclosures include: (a) the alleged failure to disclose that CalEnergy has purported significant conflicts of interest vis-a-vis the Company stemming from the Company's entry into the Saranac Power Purchase Agreement (see Section 7 of this Supplement) with a partnership alleged to be now controlled by CalEnergy and which agreement the Company considers "extremely onerous"; (b) the alleged failure to disclose the alleged impact of the purported conflict of interest arising from the Saranac Power Purchase Agreement will have on CalEnergy's ability to obtain required regulatory approvals; (c) the alleged failure to disclose what, if any, plans CalEnergy has with respect to modifying the terms and conditions of the Saranac Power Purchase Agreement if it acquires control of the Company; (d) the alleged failure to disclose certain specific terms of the Saranac Power Purchase Agreement and the impact on CalEnergy's financial condition if the Company's legal challenges to the Saranac Power Purchase Agreement were successful; (e) the alleged failure to disclose the purported confidential information concerning the potential gas joint venture which the amended complaint alleges Purchaser and CalEnergy are not at liberty to disclose or otherwise make alleged further use of in connection with the Offer; (f) the alleged failure to disclose material facts concerning purported obstacles to obtaining regulatory approvals, which allegedly include the purported conflict of interest arising from the Saranac Power Purchase Agreement, pending litigation against certain partnerships in California which CalEnergy has an approximate 50% ownership interest which was brought by Southern California Edison Company ("Edison"), and purported "excessive debt and leverage" that would result from the financing of Purchaser and CalEnergy's acquisition of the Company; (g) the purported failure to disclose the lack of (or terms of) required regulatory, financing and operational plans for the Company alleged to be needed to obtain regulatory approvals; (h) the purported failure to disclose full and complete information regarding the feasibility of obtaining, and the terms and conditions of, financing for the acquisition of the Company, how CalEnergy will pay for the financing and what the financial impact of the acquisition on CalEnergy and the Company will be; (i) the alleged failure to disclose whether CalEnergy plans to lower rates by 10% and, if so, the impact of that reduction on CalEnergy's payment of the debt service for the acquisition financing; (j) the alleged failure to disclose financial impact on CalEnergy and its ability to finance the acquisition of any divestitures required as a result of CalEnergy's acquiring more than a 9.9% interest in the Company; (k) the alleged failure to disclose the expiration dates of certain contracts to produce electricity by independent generating facilities in which CalEnergy has various ownership interests and the alleged financial impact on CalEnergy of the expiration of such contracts; (l) the alleged failure to disclose, contrary to CalEnergy's statements that it welcomes full competition in the electrical energy market, that CalEnergy allegedly has substantial interests in anticompetitive regulatory practices pursuant to certain "PURPA" contracts which are purportedly material to its financial condition; (m) the alleged failure to disclose purported adverse consequences to the Company which allegedly would result from Purchaser and CalEnergy's acquisition of 9.9% of the Company's stock; (n) the alleged misleading representations concerning CalEnergy's ability to obtain control of the Company's board of directors through removal of the board by means of a consent or proxy solicitation; (o) the alleged failure to disclose CalEnergy's alleged improper use of confidential information and alleged discussions between the Company and CalEnergy with respect to the Saranac Power Purchase Agreement and the potential gas joint venture; (p) the alleged misrepresentation of CalEnergy's pre-Offer discussions with the Company; and (q) the alleged failure to disclose the purported consequences of any impediments to CalEnergy's reincorporation in New York.

         The Purchaser and CalEnergy believe the lawsuit has no merit and the Purchaser and CalEnergy intend to vigorously contest these allegations and the requested relief.

         Litigation Initiated by the Company's Shareholders Against the Company. The Company's Schedule 14D- 9 dated July 30, 1997 identifies the following shareholder lawsuits: On July 17, 1997, a class action was commenced in the Supreme Court of the State of New York, Broome County, against the Company and its directors, entitled MORTIMER SCHULMAN, ET AL. , V. WESLEY W. VON SCHACK, ET AL., Index No. 1997001655 (the "Schulman Action"). On July 22, 1997, a class action was commenced in the Supreme Court of the State of New York, New York County, against the Company and Mr. Von Schack, entitled MALCOLM ROSENWALD V. NEW YORK STATE ELECTRIC & GAS CORPORATION, ET AL, Index No. 97-603715 (the "Rosenwald Action"). On July 24, 1997, a class action was commenced in the Supreme Court of the State of New York, New York County, against the Company and its directors, entitled CARMINE S. CASELLA V. NEW YORK STATE ELECTRIC & GAS CORP., ET AL., Index No. 97-112854 (the "Casella Action"). On July 25, 1997, a class action was commenced in the Supreme Court of the State of New York, Kings County, against the Company and its directors, entitled HOWARD LASKER, ET AL. V. WESLEY W. VON SCHACK, ET AL., Index No. 24812/1997 (the "Lasker Action" and, collectively with the Schulman Action, the Rosenwald Action and the Casella Action, the "Shareholder Actions").

         In addition to the class actions brought against the Company and the Company's Board of Directors described in the Company's Schedule 14D-9 dated July 30, 1997, Purchaser and CalEnergy are aware of two additional shareholder class actions against the Company as follows. On or about July 16, 1997, a class action was filed in the Supreme Court of the State of New York, County of New York, entitled JUDITH M. STUCHINER V. NEW YORK STATE ELECTRIC & GAS CORP., ET AL. On or about July 16, 1997, a class action was filed in the Supreme Court of the State of New York, County of Tompkins, entitled PAUL B. ENGEL V. NEW YORK STATE ELECTRIC & GAS CORP., ET AL.

         These shareholder actions against the Company and its directors allege, among other things, breaches of the director's fiduciary duties and seek declaratory and injunctive relief directing the defendants to fulfill their fiduciary duty to maximize shareholder value. Several of these lawsuits also seek damages from the defendants.

         Pending PSC Petition. On August 6, 1997, the Company announced that it had petitioned the PSC to, among other things, issue a ruling on or before August 13 that CalEnergy or the Purchaser cannot acquire any Shares (including any Shares presently owned by the Purchaser and any Shares to be purchased in the Offer) without first completing a PSC approval process purportedly pursuant to Section 70 of the New York Public Service Law to determine the qualifications and fitness of CalEnergy to run the Company. Section 70 states that no gas or electric company may acquire any securities of another gas or electric company without first obtaining the PSC's approval. CalEnergy and the Purchaser believe it is not a gas or electric company within the meaning of the statute. Accordingly, CalEnergy and the Purchaser intend to vigorously seek to dismiss the petition insofar as it challenges the Purchaser's existing ownership of Shares and proposed purchase of Shares pursuant to the Offer.


         Other Pending Litigation. On June 9, 1997, Edison filed a complaint alleging breach of certain ISO4 power purchase agreements ("SO4 Agreements") between Edison and Coso Finance Partners, Coso Power Partners and Coso Energy Developers as a result of alleged improper venting of certain noncondensible gases at the Coso geothermal energy project located in California (partnerships in which CalEnergy holds an approximate 50% ownership interest, collectively the "Coso Partnerships"). In the complaint Edison seeks unspecified damages, including the refund of certain amounts previously paid under the SO4 Agreements, and termination of the SO4 Agreements. The complaint was recently filed and the proceeding is in its early procedural stages. CalEnergy believes this litigation has entirely no merit. The Coso Partnership intends to vigorously defend this action and prosecute all available counterclaims against Edison.

         Antitrust. The required waiting period under the HSR Act for the Offer expired as of 12:00 midnight, New York City time, on August 1, 1997.

         6. REQUEST FOR SHAREHOLDER LISTS. At the request of CalEnergy and the Purchaser, on August 7, 1997, a shareholder of the Company demanded the right to inspect the Company's shareholders list and certain related materials pursuant to the New York Business Corporation Law. The purpose of this demand is to enable CalEnergy and the Purchaser to facilitate communications with other shareholders of the Company regarding the affairs of the Company, including the Offer, the Proposed Merger and the conducting of a possible consent or proxy solicitation if CalEnergy and the Purchaser determine to do so. CalEnergy has agreed to reimburse certain expenses and provide certain indemnities in connection with the demand. Copies of the demand letter and the indemnification agreement are attached as exhibits hereto and are incorporated by reference herein.

         On July 22, 1997, CEABC, Inc., a wholly owned subsidiary of CalEnergy, transferred without consideration to the Purchaser 100 Shares, which were registered on the books of the Company in the name of the Purchaser and on July 22, 1997 Purchaser demanded a shareholders list and related materials. On July 31, 1997, the Purchaser commenced a proceeding against the Company in the Supreme Court of the State of New York, County of Tompkins, seeking to compel the Company to provide the Purchaser with access to its shareholders list and certain related materials. The action asserts that, despite a proper demand, the Company has failed to provide the Purchaser with its shareholders list and related materials in violation of the Purchaser's common law entitlement to them. The verified petition stated that the Purchaser requested the shareholders list and related materials in order to facilitate communication with other shareholders of the Company regarding the affairs of the Company including the Offer, the Proposed Merger and the conducting of a possible consent solicitation and/or proxy contest if CalEnergy and the Purchaser determine to do so. In opposing the verified petition, the Company argued, inter alia, that its action pending in the United States District Court for the Southern District of New York was a prior pending action which raised issues that the district court must determine before the judge should rule upon the Purchaser's request for the shareholder list and related materials and that the request was too broad.

         On August 6, 1997, a hearing on the matter was held at which the court indicated it would enter an order directing the Company to compile the requested materials so that they would be ready to produce and that such materials should be produced within 24 hours if the district court determines that there has not been an improper use of any confidential information by the Purchaser or CalEnergy which would otherwise warrant issuance of a preliminary injunction barring the Offer. The order will further provide that if the district court makes no findings of fact and conclusions of law with respect to the alleged improper use of confidential information, the parties may reapply to the Supreme Court for such relief as may be warranted.

         7. SARANAC PARTNERS. The Company is a party to a long-term power purchase agreement, dated as of April 27, 1990, as amended to date (the "Saranac Power Purchase Agreement") with Saranac Power Partners, L.P. ("Saranac Partners"). The general partner of Saranac Partners is Saranac Energy Company, Inc., a wholly-owned indirect subsidiary of CalEnergy, and the limited partners are indirect subsidiaries of Tomen Power Corporation and General Electric Capital Corporation. The Saranac Power Purchase Agreement provides, among other things, that for a term of 15 years (until June 21, 2009), the Company is required to purchase and Saranac Partners is required to sell, subject to the terms of the Saranac Power Purchase Agreement, all of the electricity produced at the 240 MW natural gas-fired cogeneration facility located in Plattsburgh, New York (the "Saranac Plant") which is owned by the Saranac Partnership. During 1996, the Company made payments of approximately $140 million for power under the Saranac Power Purchase Agreement at an average purchase price of approximately 7.3 cents per kilowatt. The Company has alleged that the prices payable under the Saranac Power Purchase Agreement substantially exceed "the current appropriate market rate".

         On February 14, 1995, the Company filed with the FERC a Petition for a Declaratory Order, Complaint, and Request for Modification of Rates in Power Purchase Agreements Imposed Pursuant to the Public Utility Regulatory Policies Act of 1978 ("Petition") seeking FERC (i) to declare that the rates the Company pays under the Saranac Power Purchase Agreement, which was approved by the PSC, were in excess of the level permitted under the Public Utility Regulatory Policies Act of 1978 ("PURPA") and (ii) to authorize the PSC to reform the Saranac Power Purchase Agreement. On March 14, 1995, Saranac Partners intervened in opposition to the Petition asserting, inter alia, that the Saranac Power Purchase Agreement fully complied with PURPA, that the Company's action was untimely and that the FERC lacked authority to modify the Saranac Power Purchase Agreement. On March 15, 1995, CalEnergy intervened also in opposition to the Petition and asserted similar arguments. On April 12, 1995, the FERC by a unanimous (5-0) decision issued an order denying the various forms of relief requested by the Company and finding that the rates required under the Saranac Power Purchase Agreement were consistent with PURPA and the FERC's regulations. On May 11, 1995, the Company requested rehearing of the order and, by order issued July 19, 1995, the FERC unanimously (5-0) denied the Company's request. On June 14, 1995, the Company petitioned the United States Court of Appeals for the District of Columbia Circuit (the "Appeals Court") for review of FERC's April 12, 1995 order. FERC moved to dismiss the Company's petition for review on July 28, 1995. Saranac Partners intervened in the appeal and concurred with the Company on the issue of the Court's jurisdiction while disagreeing on the merits. On July 11, 1997, the Appeals Court dismissed the Company's appeal holding that it was without jurisdiction to review the FERC's order and that any enforcement action under PURPA lies in federal district court.

         On August 7, 1997, it was reported that the Company commenced an action in U.S. District Court for the Northern District of New York requesting the reformation of its power generation contracts with Saranac Partners and Lockport Energy Associates, L.P. ("Lockport") and seeking a refund for money it claims to have overpaid to Saranac Partners and Lockport in the form of alleged above market prices. During 1996, the average purchase price paid to Saranac Partners was approximately 7.3(cent) per kilowatt. It was reported that the complaint asserts that the Company and its customers have suffered harm because of the allegedly above market rates that the Company pays for electric power under the terms of these contracts which it entered into under PURPA. It was reported that the action seeks (a) a declaration that the rates in these two contracts violate PURPA and that they are illegal; (b) modification of all unlawful rates in the agreements; (c) declaration that the Company is excused from performing the contracts; (d) an order by the court directing the FERC to take any action necessary to revise or waive its rules to grant the Company's requested relief (if the court does not reform the contracts); (e) restitution of all money paid by the Company to Saranac Partners and Lockport which are claimed to be in excess of PURPA's market price ceiling together with interest for costs, disbursements, attorney fees; and (f) other relief as the court deems appropriate if applicable.

         8. PROPOSED REINCORPORATION OF CALENERGY TO NEW YORK. CalEnergy intends to reincorporate in New York for the purpose of, among other things, being organized and operating in the same jurisdiction that governs its future utility customers and in order to qualify for an exemption from registration under the Public Utility Holding Company Act of 1935 pursuant to Section 3(a)(i) thereof. The proposed reincorporation will be effected by the merger of CalEnergy into a wholly-owned New York subsidiary of CalEnergy, which would become the surviving corporation (the "Surviving Company"). There will be no change in the business or properties of CalEnergy as a result of the reincorporation, and the Surviving Company will assume all of the obligations of CalEnergy. It is presently expected that the directors and officers of the Surviving Company will be the same as those of CalEnergy. Approval of the reincorporation requires the affirmative vote of a majority of the outstanding common stock of CalEnergy entitled to vote thereon. In the event CalEnergy were unable to obtain shareholder approval of the reincorporation, CalEnergy would not be able to obtain such exemption and would be required to seek another exemption or else become subject to the applicable provisions of the Public Utility Holding Company Act of 1935. CalEnergy's Board of Directors, by a unanimous vote of all Board members present at the meeting (including all three of the representatives of Kiewit Energy Company, which owns approximately 32% of CalEnergy's outstanding common stock), has approved the commencement of the Offer and the Proposed Merger and the efforts of CalEnergy's management to acquire the Company, including the changing of CalEnergy's state of incorporation to New York.

         9. MISCELLANEOUS. The terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal remain applicable in all respects to the Offer. The Purchaser has filed with the Commission, pursuant to Rule 14d-3 of the Exchange Act, amendments to its Statement on Schedule 14D-1 containing certain additional information with respect to the Offer and may file further amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 of the Offer to Purchase.

         No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Supplement, the Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                            CE Electric (NY), Inc.

August 7, 1997

         Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

                               Telephone Number:
                                 (212) 858-2103


           By Mail:                          By Facsimile:               By Hand Or Overnight Delivery
         P.O. Box 84                        (212) 858-2611                     One State Street
     Bowling Green Station          Attn: Reorganization Operations        New York, New York 10004
 New York, New York 10274-0084                 Department               Attn: Reorganization Operations
Attn: Reorganization Operations                                                   Department
          Department

                 Confirm Facsimile by Telephone: (212) 858-2103

         Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth below. Requests for additional copies of this Supplement, the Offer to Purchase dated July 18, 1997, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer is:

                               [GRAPHIC TO COME]


                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)

                                       or

                         CALL TOLL-FREE (800) 322-2885

                     The Dealer Managers for the Offer are:


           Lehman Brothers                       Credit Suisse First Boston
      3 World Financial Center                      Eleven Madison Avenue
      New York, New York 10285                    New York, New York 10010
   Call collect at: (212) 526-1941                  Call: (888) 285-7693